                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 2001

                                                         Or

[ ]      Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CUTLER-HAMMER DE PUERTO RICO COMPANY RETIREMENT SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         (Name of Plan)
                                         CUTLER-HAMMER DE PUERTO RICO COMPANY
                                         RETIREMENT SAVINGS PLAN

         Date: June 27, 2002        By:  Eaton Corporation Pension
                                         Administration Committee


                                         By:  /S/  S. J. Cook
                                            ----------------------------
                                                        (Signature)
                                             S. J. Cook
                                             Vice President-Human Resources
                                             Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cutler-Hammer de Puerto Rico Company Retirement Savings Plan

December 31, 2001 and 2000 and Year ended December 31, 2001

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                 Financial Statements and Supplemental Schedule


                         December 31, 2001 and 2000 and
                          Year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors..............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statement of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements...............................................4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)..............9

                         Report of Independent Auditors


Corporate Compensation and Organization
   Committee of Eaton Corporation
Cutler-Hammer de Puerto Rico Company
   Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Cutler-Hammer de Puerto Rico Company Retirement Savings Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP


Cleveland, Ohio
June 13, 2002

                    Cutler-Hammer de Puerto Rico Company
                           Retirement Savings Plan

               Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                       2001              2000
                                                   -----------------------------
ASSETS
Investments:
  Common stock at fair value                       $ 1,469,874       $ 1,162,448
  Mutual funds                                       4,738,731         7,080,450
  Common/collective trust fund                      10,969,493         7,422,998
  Money market fund                                      1,944             3,125
                                                   -----------------------------
Total investments                                   17,180,042        15,669,021

Receivables:
  Contributions-Employer                                92,017            86,523
  Contributions-Participants                           223,720           235,272
  Interest                                                  31               173
  Stock dividend                                          --             187,928
                                                   -----------------------------
Total receivables                                      315,768           509,896
                                                   -----------------------------
Net assets available for benefits                  $17,495,810       $16,178,917
                                                   =============================

See notes to financial statements.

                      Cutler-Hammer de Puerto Rico Company
                            Retirement Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001


ADDITIONS
Investment income:
  Interest and dividends                                             $   496,729

Contributions:
  Participants                                                         2,364,325
  Employer                                                               987,769
                                                                     -----------
                                                                       3,352,094
                                                                     -----------
                                                                       3,848,823
DEDUCTIONS
Distributions to participants                                          1,959,282
                                                                     -----------
                                                                       1,889,541

Net depreciation in fair value of investments                            572,648
                                                                     -----------

Net increase                                                           1,316,893
Net assets available for benefits at beginning of year                16,178,917
                                                                     -----------
Net assets available for benefits at end of year                     $17,495,810
                                                                     ===========


See notes to financial statements.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                          Notes to Financial Statements

                         December 31, 2001 and 2000 and
                          Year ended December 31, 2001



1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Cutler-Hammer de Puerto Rico Company Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value as measured by quoted prices in active markets except for the money market funds, which are stated at fair value as determined by the trustee. At December 31, 2000 the Eaton Corporation common shares are valued at the ex-dividend price to reflect the spin-off and stock dividend related to Axcelis Technologies, Inc. (see Note 6).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The cost of shares sold for mutual funds and common shares is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. DESCRIPTION OF PLAN

Effective February 1, 1994, Cutler-Hammer de Puerto Rico Company (the Company or the Plan Sponsor), a wholly-owned subsidiary of Eaton Corporation (Eaton), established the Plan. The Plan provides that all employees of the Company are eligible immediately upon employment.

Eligible employees may elect to make before-tax contributions to the Plan up to a maximum of 10% of their compensation. The Company has agreed to voluntarily contribute 50% of the employee contributions not exceeding 3% of the total compensation of the employee.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF PLAN (CONTINUED)

Contributions are allocated by the employee to any of the five investment funds offered by the Plan.

Substantially all administrative, management fees and other expenses of the Plan shall be paid by the Company. Certain transaction costs are borne by the participants.

Each participant's account is credited with the participant's contributions and allocations of Company contributions, Plan earnings and transaction costs. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant. Forfeitures of non-vested amounts shall be used to reduce future Company contributions.

The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received by the Trustee for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.

Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.

3. INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the Plan, holds the Plan's investment assets and executes investment transactions.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                                    DECEMBER 31
                                                                              2001                2000
                                                                       ----------------------------------------
     EB Managed Guaranteed Investment Contract Fund                      $   10,969,493      $     7,422,998
     Victory Stock Index Fund                                                 4,221,929            7,080,450
     Eaton Corporation Common Shares                                          1,322,787            1,162,448

During 2001, the Plan's investments (including investments purchased, sold as well as held during the year)
appreciated/(depreciated) in fair value as follows:

     Common stock                                                                           $      240,060
     Mutual funds                                                                               (1,369,580)
     Common/collective trust fund                                                                  556,872
                                                                                          ---------------------
                                                                                            $     (572,648)
                                                                                          =====================

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                     DECEMBER 31
                                                                               2001               2000
                                                                        ---------------------------------------
     Net assets available for benefits per the financial statements       $   17,495,810     $    16,178,917
     Amounts allocated to withdrawing participants                              (700,316)           (209,765)
                                                                        ---------------------------------------
     Net assets available for benefits per Form 5500                      $   16,795,494     $    15,969,152
                                                                        =======================================

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   YEAR ENDED
                                                                   DECEMBER 31,
                                                                       2001
                                                                    -----------
Benefits paid to participants per the financial statements          $ 1,959,282
Add:  Amounts allocated to withdrawing participants
  at December 31, 2001                                                  700,316
Deduct: Amounts allocated to withdrawing participants
  at December 31, 2000                                                 (209,765)
                                                                    -----------
Benefits paid to participants per Form 5500                         $ 2,449,833
                                                                    ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not yet paid.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 24, 1999, stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the related trust is exempt from income taxes. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the income tax laws of Puerto Rico to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the income tax laws of Puerto Rico and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                      Cutler-Hammer de Puerto Rico Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


6. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investment in the common stock of Eaton, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2001, the Plan received $30,671 in common stock dividends from the Eaton Corporation.

On June 30, 2000, Eaton reorganized its semiconductor equipment operations into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common stock shares. On December 29, 2000, Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off) which was tax free to Eaton and its shareholders for United States income tax purposes. Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001. As a result of the Axcelis spin-off, the Plan had a stock dividend receivable of $187,928 in Axcelis common stock at December 31, 2000.

The Plan has established an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend, and which shall be maintained as a fund under the Plan for a period expiring on or before December 31, 2002. Upon termination of the Axcelis Common Stock Fund, all Axcelis common stock held by the Plan shall be sold and invested in a money market fund or stable value fund. Distributions from the Axcelis Common Stock Fund shall be made in cash. Cash and stock dividends on the Axcelis common stock shall be invested in a stable value fund and Axcelis Common Stock Fund, respectively. Axcelis common stock received by the Plan shall be credited under the Plan to the participant's account related to the Eaton common shares with respect to which the Axcelis common stock was received as a dividend. Participants are not allowed to direct contributions or transfers to the Axcelis Common Stock Fund, but are permitted to direct the transfer of amounts in the Axcelis Common Stock Fund to other funds available under the Plan.

              Cutler-Hammer de Puerto Rico Company
                     Retirement Savings Plan

                 EIN: 34-1756466 Plan Number: 002

            Schedule H, Line 4(i)-Schedule of Assets
                      (Held at End of Year)

                        December 31, 2001

                                                                        DESCRIPTION OF            CURRENT
                        IDENTITY OF ISSUE                                 INVESTMENT               VALUE
----------------------------------------------------------------------------------------------------------------
COMMON STOCK
Eaton Corporation Common Shares*                                         17,777 shares              $ 1,322,787
Axcelis Technologies Incorporated Common Shares                         11,411 shares                   147,087
                                                                                             -------------------
                                                                                                      1,469,874

MUTUAL FUNDS
Key Bank Victory Stock Index Fund*                                      248,203 units                 4,221,929
Vanguard Developed Markets Index
    Open-End Fund                                                        19,466 units                   135,292
Vanguard Balanced Index Fund
    Open-End Fund                                                        21,361 units                   381,510
                                                                                             -------------------
                                                                                                      4,738,731
COMMON/COLLECTIVE TRUST FUND
Key Bank EB Managed Guaranteed Investment
Contract Fund*                                                          696,290 units                10,969,493

MONEY MARKET FUND
Key Bank EB Money Market Fund*                                             1,944 units                    1,944
                                                                                             -------------------
                                                                                                    $17,180,042
                                                                                             ===================






* Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit
Number                     Description of Exhibit



23                         Consent of Ernst & Young LLP.